SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                           Clark/Bardes Holdings, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    180668105
                                 (CUSIP Number)


                                  June 7, 1999
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                                | | Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                | | Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                                 (Page 1 of 17)

CUSIP No.  180668105                13G                      Page 2 of 17 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

             General American Mutual Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Missouri

                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         1,555,600
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          1,555,600

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,555,600

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|


    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             16.18%

    12       TYPE OF REPORTING PERSON

             HC, CO

CUSIP No.  180668105                13G                      Page 3 of 17 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

             GenAmerica Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Missouri

                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         1,555,600
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          1,555,600

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,555,600

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|


    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             16.18%

    12       TYPE OF REPORTING PERSON

             HC, CO

CUSIP No.  180668105                13G                      Page 4 of 17 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

             General American Life Insurance Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Missouri

                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         1,555,600
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          1,555,600

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,555,600

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|


    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             16.18%

    12       TYPE OF REPORTING PERSON

             HC, IC, CO

CUSIP No.  180668105                13G                      Page 5 of 17 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

             Conning Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Missouri

                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         1,000,000
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          1,000,000


     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,000,000

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|


    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             10.40%

    12       TYPE OF REPORTING PERSON

             HC, CO

CUSIP No.  180668105                13G                      Page 6 of 17 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

             Conning, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         1,000,000
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          1,000,000

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,000,000

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|


    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             10.40%

    12       TYPE OF REPORTING PERSON

             HC, CO

CUSIP No.  180668105                13G                      Page 7 of 17 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

             Conning & Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Connecticut

                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         1,000,000
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          1,000,000

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,000,000

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|


    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             10.40%

    12       TYPE OF REPORTING PERSON

             BD, CO, IA

CUSIP No.  180668105                13G                      Page 8 of 17 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

             Conning Investment Partners V, LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                        5       SOLE VOTING POWER
            NUMBER OF                           0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         1,000,000
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          1,000,000

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,000,000

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|


    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             10.40%

    12       TYPE OF REPORTING PERSON

             OO

CUSIP No.  180668105                13G                      Page 9 of 17 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

             Conning Insurance Capital Limited Partnership V, L.P.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                        5       SOLE VOTING POWER
            NUMBER OF
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                         1,000,000
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                             0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                          1,000,000

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,000,000

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|


    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             10.40%

    12       TYPE OF REPORTING PERSON

             PN

Item 1(a).     Name of Issuer:

     The name of the Issuer is Clark/Bardes Holdings, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The principal executive offices of the Issuer are located at 2121 San Jacinto Street, Suite 2200, Dallas, Texas 75201-7906

Item 2(a).     Name of Person Filing:

     This statement is being filed jointly by the following parties: (i) General American Mutual Holding Company ("GAMHC"), which owns all of the outstanding capital stock of GenAmerica Corporation ("GC"), (ii) GC, which owns all of the outstanding capital stock of General American Life Insurance Company ("GALIC"),
(iii) GALIC, which owns a majority of the outstanding voting capital stock of Conning Corporation ("Conning Corp."), (iv) Conning Corp. which owns all of the outstanding capital stock of Conning, Inc., (v) Conning, Inc. which owns all of the outstanding capital stock of Conning & Company ("Conning"), (vi) Conning, which has voting and dispositive control of Conning Investment Partners V, LLC ("Conning Investment") as its managing member, (vii) Conning Investment, which has voting and dispositive control of Conning Insurance Capital Limited Partnership V, L.P. ("CICLP V"), as the general partner of CICLP V and (viii) CICLP V, which directly owns Common Stock. A copy of the agreement between the Reporting Persons that this Schedule 13G is filed on behalf of is attached hereto as Exhibit A.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of GAMHC, GC, GALIC and Conning Corp. is 700 Market Street, St. Louis, Missouri 63101. The address of the principal business office of each of Conning, Inc., Conning, Conning Investment and CICLP V is CityPlace II, 185 Asylum Street, Hartford, Connecticut 06103-4105.

Item 2(c).     Citizenship:

     GAMHC, GC, GALIC and Conning Corp. are Missouri corporations. Conning Inc. is a Delaware corporation. Conning is a Connecticut corporation. CICLP V is a limited partnership organized under the laws of Delaware. Conning Investment is a limited liability company organized under the laws of Delaware.

Item 2(d).     Title of Class of Securities:

     This Schedule 13G statement relates to Common Stock.

Item 2(e).     CUSIP Number:

     180668105

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

               (a) | | Broker or dealer  registered  under section 15 of the Act
                       (15 U.S.C. 78o);

               (b) | | Bank as defined in section  3(a)(6) of the Act (15 U.S.C.
                       78c);

               (c) | | Insurance  company as defined in section  3(a)(19) of the
                       Act (15 U.S.C. 78c);

               (d) | | Investment  company  registered  under  section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8);

               (e) | | An   investment   adviser  in   accordance   with  ss.
                       240.13d-1(b)(1)(ii)(E);

               (f) | | An employee  benefit plan or endowment fund in accordance
                       with ss. 240.13d-1(b)(1)(ii)(F);

               (g) | | A parent holding  company or control person in accordance
                       with ss. 240.13d-1(b)(1)(ii)(G);

               (h) | | A savings  association  as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813);

               (i) | | A church plan that is excluded from the  definition of an
                       investment   company   under   section   3(c)(14) of  the
                       Investment Company Act of 1940 (15 U.S.C. 80a-3).

     This Schedule 13G statement is being filed pursuant to Rule 13d-1(c).

Item 4.        Ownership.


                                                            Sole Power      Shared Power    Sole Power to     Shared Power
                                Amount                      to Vote or       to Vote or       Dispose or      to Dispose or
                             Beneficially      Percent of   Direct the       Direct the       Direct the       Direct the
    Reporting Person            Owned            Class         Vote             Vote        Disposition of   Disposition of
1.  GAMHC                      1,555,600 (1)        16.18%       0               1,555,600        0                 1,555,600
2.  GC                         1,555,600 (1)        16.18%       0               1,555,600        0                 1,555,600
3.  GALIC                      1,555,600 (1)        16.18%       0               1,555,600        0                 1,555,600
4.  Conning Corp.              1,000,000 (1)        10.40%       0               1,000,000        0                 1,000,000
5.  Conning, Inc.              1,000,000 (1)        10.40%       0               1,000,000        0                 1,000,000
6.  Conning                    1,000,000 (1)        10.40%       0               1,000,000        0                 1,000,000
7.  Conning Investment         1,000,000 (1)        10.40%       0               1,000,000        0                 1,000,000
8.. CICLP V                    1,000,000 (1)        10.40%       0               1,000,000        0                 1,000,000
========================= ==================  ============ =============  ================ ================ =================

 (1) By virtue of the relationships described in Item 2(a), GAMHC and GC may be deemed to beneficially own all of the shares of Common Stock beneficially owned by GALIC. By virtue of the relationships described in Item 2(a), GAMHC, GC, GALIC, Conning Corp. and Conning, Inc. may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Conning. By virtue of the relationships described in Item 2(a), Conning may be deemed to beneficially own all of the shares of Common Stock deemed beneficially owned by Conning Investment and CICLP V. By virtue of the relationships described in Item 2(a), Conning Investment may be deemed to beneficially own all of the shares of Common Stock deemed beneficially held by CICLP V. The filing of this statement by GAMHC, GC, GALIC, Conning Corp., Conning, Inc., Conning or Conning Investment shall not be construed as an admission that any of GAMHC, GC, GALIC, Conning Corp., Conning, Inc., Conning or Conning Investment, is, for the purposes of
Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this statement.

     Because of the relationships described in Item 2(a), the reporting persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The reporting persons disclaim membership in a group.

Item 5.        Ownership of Five Percent or Less of a Class.

     The filing on Schedule 13G is not for the purpose of reporting the fact that as of the date hereof any of the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

     No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock owned by the Reporting Persons.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

     GAMHC, GC, GALIC, Conning Corp., Conning, Inc., Conning and Conning Investment are each parent holding companies or control persons in the holding company structure described in Item 2(a) and Item 4 which identify the relationships among such parties and their respective subsidiaries or controlled persons.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 15, 1999


GENERAL AMERICAN MUTUAL HOLDING COMPANY



By:  /s/ Matthew P. McCauley
     __________________________________
     Name:  Matthew P. McCauley
     Title: Assistant Secretary


GENAMERICA CORPORATION



By:  /s/ Matthew P. McCauley
     __________________________________
     Name:  Matthew P. McCauley
     Title: Vice President


GENERAL AMERICAN LIFE INSURANCE COMPANY



By:  /s/ Matthew P. McCauley
     __________________________________
     Name:  Matthew P. McCauley
     Title: Vice President


CONNING CORPORATION



By:  /s/ Fred M. Schpero
     __________________________________
     Name:  Fred M. Schpero
     Title: Senior Vice President and
	    Chief Financial Officer

CONNING, INC.



By:  /s/ Fred M. Schpero
     __________________________________
     Name:  Fred M. Schpero
     Title: Senior Vice President, Secretary
	    and Chief Financial Officer

CONNING & COMPANY



By:  /s/ Steven F. Piaker
     __________________________________
     Name:  Steven F. Piaker
     Title: Senior Vice President


CONNING INSURANCE CAPITAL LIMITED PARTNERSHIP V, L.P.

By:  Conning Investment Partners V, LLC,
     its General Partner

By:  Conning & Company,
     its Manager Member


By:  /s/ Steven F. Piaker
     __________________________________
     Name:  Steven F. Piaker
     Title: Senior Vice President


CONNING INVESTMENT PARTNERS V, LLC

By:  Conning & Company,
     its Manager Member


By:  /s/ Steven F. Piaker
     __________________________________
     Name:  Steven F. Piaker
     Title: Senior Vice President

                                  EXHIBIT INDEX



                  EXHIBIT                                           PAGE NUMBER


A.   AGREEMENT BETWEEN REPORTING PERSONS                                   16

                                    EXHIBIT A


                       AGREEMENT BETWEEN REPORTING PERSONS

     This will  confirm the  agreement by and between the  undersigned  that the
Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of common stock of Clark/Bardes Holdings, Inc., a Delaware corporation, is being filed on behalf of each of the parties named below.

     This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Date:  June 15, 1999


GENERAL AMERICAN MUTUAL HOLDING COMPANY



By:  /s/ Matthew P. McCauley
     __________________________________
     Name:  Matthew P. McCauley
     Title: Assistant Secretary


GENAMERICA CORPORATION



By:  /s/ Matthew P. McCauley
     __________________________________
     Name:  Matthew P. McCauley
     Title: Vice President


GENERAL AMERICAN LIFE INSURANCE COMPANY



By:  /s/ Matthew P. McCauley
     __________________________________
     Name:  Matthew P. McCauley
     Title: Vice President

CONNING CORPORATION



By:  /s/ Fred M. Schpero
     __________________________________
     Name:  Fred M. Schpero
     Title:  Senior Vice President and
	     Chief Financial Officer

                                    EXHIBIT A

                       AGREEMENT BETWEEN REPORTING PERSONS
                                   (Continued)


CONNING, INC.



By:  /s/ Fred M. Schpero
     __________________________________
     Name:  Fred M. Schpero
     Title: Senior Vice President, Secretary
	    and Chief Financial Officer


CONNING & COMPANY



By:  /s/ Steven F. Piaker
     __________________________________
     Name:  Steven F. Piaker
     Title: Senior Vice President


CONNING INSURANCE CAPITAL LIMITED PARTNERSHIP V, L.P.

By:  Conning Investment Partners V, LLC
     its General Partner

By:  Conning & Company,
     its Manager Member


By:  /s/ Steven F. Piaker
     __________________________________
     Name:  Steven F. Piaker
     Title: Senior Vice President

CONNING INVESTMENT PARTNERS V, LLC

By:  Conning & Company
     its Manager Member


By:  /s/ Steven F. Piaker
     __________________________________
     Name:  Steven F. Piaker
     Title: Senior Vice President